

March 29, 2019

Daniel M. DuPree
Chief Executive Officer
Preferred Apartment Communities, Inc.
3284 Northside Parkway NW, Suite 150
Atlanta, Georgia 30327

      Re: Preferred Apartment Communities, Inc.
           Registration Statement on Form S-3
           Filed March 22, 2019
           File No. 333-230457

Dear Mr. DuPree:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sara von Althann at 202-551-3207 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Real Estate and
                  Commodities